

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
Juan J. Román
Chief Financial Officer
Evertec, Inc.
Cupey Center Building
Road 176, Kilometer 1.3
San Juan
Puerto Rico 00926

      Re: Evertec, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 17, 2014
              File No. 1-35872

Dear Mr. Román:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 18
We and our subsidiaries conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers' customers, engage in transactions in countries that are the targets of U.S. economic sanctions and embargoes, page 27

1.   You state that you have processed a limited number of transactions potentially involving sanctioned countries, but you do not identify the countries. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. In your letters to us dated June 3, 2011 and July 11, 2011, you told us about contacts with Cuba and Syria. Please tell us about any

contacts with Cuba and Syria since those letters, and any contacts with Sudan. Describe the nature and extent of your past, current, and anticipated contacts with those countries, whether through affiliates, subsidiaries, customers, or other direct or indirect arrangements. For instance, we note your disclosure on page 28 that Popular, Inc. has identified and voluntarily disclosed to OFAC transactions that were not timely identified and blocked by its policies and procedures for screening transactions that might violate economic sanctions regulations. Describe any services or products you have provided to Cuba, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of your contacts with Cuba, Syria or Sudan described in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Barbara Jacobs
   Assistant Director
   Division of Corporation Finance